Explanatory Statement for the CREF Form N-SAR for the semiannual period ended 12-31-13 in response to Question 77Q1


CREF MATTERS SUBMITTED TO A VOTE

On July 16, 2013, the College Retirement Equities Fund (CREF) held a special meeting of participants so that its Participants could consider and vote upon certain matters, in accordance with the terms of the Proxy Statement on Schedule 14A, incorporated herein by reference, filed by CREF with the Securities and Exchange Commission (SEC) on June 7, 2013, File No. 811-04415. A summary of these matters and the results of the participants' meeting are included in CREF's December 31, 2013 annual report, which is included in CREF's 2013 annual Form N-CSR filing with the SEC.